

Mail Stop 4631

October 6, 2017

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima
Reconquista 1088, 7th Floor
Ciudad Autónoma de Buenos Aires, Argentina
Zip Code C1003ABQ

> **Re:** **Loma Negra Compañia Industrial Argentina Sociedad Anónima**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 27, 2017**
> **File No. 333-220347**

Dear Mr. Gradin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2017 letter.

Description of American Depositary Shares, page 201

1. We note your new disclosure under this heading and have the following comments:
   * We note your reference to "timely" under "Voting Rights, page 207." Here or under "Your voting rights with respect to the shares are limited, page 49," make clear any timelines by which notice may be provided to the depositary;
   * Your discussion under "Pre-release Transactions, page 211" should make clear the "limit" on the amount of ADSs that may be outstanding as a result of pre-release transactions.

Financial Statements, page F-1

4. Critical Accounting Judgments and Key Sources Used for Estimating Uncertainty,
page F-74
4.1.1. Concession of Ferrosur Roca S.A., page F-74

2. We note your response to prior comment 8. Your response states that "the Argentine government supervises the investments made by the concessionaire, the fulfillment of maintenance duties, the proper use of the asset that have been granted under the concession, among others". Given the governmental supervision and regulations over the concession, along with the significant residual interest in the railway system being retained by the Argentine government when the concession expires or terminates, it continues to appear that your concession is within the scope of IFRIC 12 and the related infrastructure should not be recognized as property, plant, and equipment in your financial statements. Please further clarify your position that the "Argentine government does not control nor regulate the services the company may render with the infrastructure" or otherwise modify your registration statement accordingly.

36. Receivable from Railway Program Execution Unit, page F-116

3. We note your response to prior comment 11. Please expand your footnote to disclose that "the period of time for collection of this receivable is three years, according to the opinion of the Company's Argentine litigation counsel, based on the timing of the legal and administrative procedures still pending" and that "the Company expects that the judge's approval of the official accountant expert's final report should occur in 2018, according to the opinion of the Company's Argentine legal advisors," as indicated in your response.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

Cc: John R. Vetterli, Esq.
        John P. Guzman, Esq.